Exhibit 99.2

Seanergy Announces Delivery & Employment of Recent Capesize Acquisition and New Financings of $44 million

July 7, 2022 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) reported today the delivery of the recently-announced Capesize vessel acquisition, M/V Honorship, and the simultaneous commencement of its period employment.
Moreover, Seanergy successfully concluded a new sustainability-linked loan for the M/V Honorship and a new loan facility for the 2010-built M/V Dukeship.

Delivery & Time-charter (“T/C”) of the M/V Honorship

As recently announced, the 180,000 deadweight-ton, Japanese-built M/V Honorship has been delivered to the Company and immediately commenced its T/C with NYK Line. The T/C has a duration of about 20 to 24 months and the daily hire is based at a premium over the Baltic Capesize Index (“BCI”). The Company has the option to convert the daily hire from index-linked to fixed for a period of 2 to 12 months based on the prevailing Capesize freight futures (“FFA”) and by applying the same premium. The acquisition of the vessel was financed with cash on hand and proceeds from new loan facilities discussed below.

Sustainability-linked facility for the M/V Honorship

The Company has concluded a second sustainability-linked senior credit facility with a major European bank by upsizing and refinancing the existing loan secured by the M/V Worldship at improved terms. The new sustainability-linked loan facility of $38 million is secured by the M/V Worldship and the newly acquired vessel M/V Honorship.

The $38 million principal will amortize over a five-year term through quarterly instalments averaging $1.08 million and a $16.5 million final balloon payment at maturity. The interest rate is 3.00% plus LIBOR per annum and can be further reduced based on certain emission reduction thresholds.

Financing facility of the M/V Dukeship

In addition, Seanergy concluded a senior loan facility with a major European bank and one of its existing lenders secured by the M/V Dukeship. The $21.0 million loan bears interest rate of 2.95% plus SOFR per annum, has a four-year term and will be repaid through 16 quarterly instalments averaging $0.625 million and a $11 million final balloon payment at maturity.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are very pleased with the prompt delivery of our 18th Capesize vessel, which improves the average age and the operating premium of our fleet. The M/V Honorship already commenced its period employment with one of our close partners.

“Our fleet remains 100% under period employment, with the vast majority on index-linked T/Cs and most of them accompanied by the option to convert to fixed rates.

“Moreover, the ability to conclude two new facilities with the Company’s existing creditors at more favorable terms attests to their confidence in Seanergy and its prospects.

“Finally, we have expanded our sustainability-linked loan portfolio, reiterating our commitment to our ESG agenda.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 Capesize vessels with an average age of approximately 12 years and aggregate cargo carrying capacity of approximately 3,020,012 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including statements regarding the anticipated spin-off of United. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the impact of regulatory requirements or other factors on the Company’s ability to consummate the proposed spin-off; the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com